[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

 September 9, 2005

VIA FEDERAL EXPRESS AND EDGAR
Ms. Jennifer Thompson
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Wolseley plc Annual Report on Form 20-F, File No. 001-15186
Filed November 18, 2004

Dear Ms. Thompson:

On behalf of Wolseley plc (the "Company"), enclosed please find three copies of Amendment No. 1 ("Amendment No. 1") to the Annual Report on Form 20-F (File No. 001-15186) (as amended, the "Annual Report") which was filed today via EDGAR with the Securities and Exchange Commission (the "Commission"). The changes in Amendment No. 1 include revised Exhibits 12.1 and 12.2, amended in response to the comments of the staff of the Commission (the "Staff") set forth in your letter dated August 9, 2005 (the "Comment Letter").

Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

FORM 20-F FOR THE YEAR ENDED JULY 31, 2004

Item 5—Operating and Financial Review and Prospects, page 23

Critical Accounting Estimates, page 35

1.	We note your discussion of defined benefit pension plans in footnotes 34 and 41. In future filings please provide a critical accounting estimate that discusses the impact a change in each of the assumptions you used to account for these pensions, if such a change could be material. For example, a change in the expected long-term rate of return on pension assets often results in a significant difference to pension liabilities. Please refer to section five, Critical Accounting Estimates, of our Release 33-8350, available on our website at www.sec.gov.

The Company will comply with the Staff's request and provide the additional disclosures as indicated in Exhibit A in its future filings.

Item 15—Controls and Procedures, page 70

2.	We note your statement on pages 59 and 60 that your disclosure controls and procedures "were effective in ensuring that material information relating to the Group was made known to [your chief financial officer and chief executive officer] during the period in which this report was being prepared and alerting them on a timely basis to material information relating to Wolseley (including its consolidated subsidiaries) required to be included in Wolseley's reports filed or submitted under the Exchange Act." Please revise future filings to either provide the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) or alternatively state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition.

The Company will comply with the Staff's request and state in its future filings that its disclosure controls and procedures are effective, or not effective, as applicable, without providing any part of the definition.

Item 18—Financial Statements for the Fiscal Year Ended July 31, 2004

Note 20—Provisions for Liabilities and Charges, page F-23

3.	We note your statement that the environmental and legal liabilities provision includes known legal claims and environmental liabilities where the costs and timing of any payment is inherently uncertain. Please confirm to us and revise future filings to clarify, if true, that your provision also includes liabilities for which a legal claim has not yet been made if it is probable that you have incurred the liability and the amount of the liability can be reasonably estimated, Refer to paragraph 8 of SFAS 5.

The Company confirms that the environmental and legal liabilities provision includes liabilities for which a legal claim has not yet been made where it is probable that the Company has incurred the liabilities and the amount of the liabilities can be reasonably estimated.

The legal and environmental provisions disclosure will be revised in future filings to state the following:

“Environmental and legal liabilities include known and potential legal claims and environmental liabilities arising from past events where it is probable that a payment will be made and the amount of such payment can be reasonably estimated.”

4.	We note your assertion that current insurance coverage significantly exceeds the expected level of current and future claims related to your asbestos litigation and that you do not expect any impact from this litigation to your future profits or cash flows. We also note your statement in Note 37 on page F-40 that management does not expect your liability under pending litigation and claims to materially affect your financial statements. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In addition, if such a reasonable possibility exists, you must expand your disclosures to provide the specific disclosures typically relevant to an understanding of historical and anticipated product liability costs as set forth in Question 3 to SAB Topic 5Y. Please confirm that you will provide these additional disclosures, if applicable, in future filings.

The Company’s liability in respect of asbestos litigation is determined as a result of the review of the Company’s claims experience and that of other defendants by independent qualified actuarial advisors. The analysis performed determines “high”, “likely” and “low” estimates of current and future claim costs. The Company’s advisors also assess the level of insurance cover available to meet these claims, and their assessment considers the solvency and financial standing of the relevant insurers. For the range of liability estimates thus far provided by the Company’s advisors, the Company has determined that the level of available insurance cover substantially exceeds the estimated liability. Liability and insurance cover reviews by independent qualified advisors are performed semi-annually in connection with the preparation of our full year and half year consolidated financial statements.

In accordance with FIN 14 “Reasonable Estimation of the Amount of a Loss”, the provision in respect of asbestos claims reported in our accounts is the “likely” estimate which is deemed by management to represent the most probable outcome.

The Company does not consider that the amount by which the high estimate exceeds the amount recognized in its financial statements to be material to its financial position and as noted above the Company’s insurance cover substantially exceeds the high estimate. For this reason the Company believes that disclosure of the contingent liability represented by the excess of the high estimate over the recorded liability would not influence an investor’s decision to purchase, hold or sell securities of the Company and the contingent liability is accordingly not disclosed.

The Company will continue to re-evaluate the potential liability and related insurance cover at each balance sheet date and will provide additional disclosure in respect of the contingent liability in future filings should the position described above change significantly.

Note 41—Summary of Significant Differences between Accounting Principles Generally Accepted in the United Kingdom and the United States, page F-44

Reconciliation of Net Income, page F-45

5.	We note your disclosures concerning real property awaiting disposal in footnotes 1 and 14. Please tell us if these assets include depreciable assets. If so, please tell us if these assets qualify as assets held for sale under US GAAP in accordance with paragraphs 30-33 of SFAS 144. We particularly call your attention to the requirements of paragraph 30(d) of SFAS 144. If any of these assets are depreciable assets that do not qualify as assets held for sale under SFAS 144, please tell us where you have included the depreciation expense required for these items under US GAAP in your reconciliation to US GAAP net income.

In response to the Staff’s comment, the Company confirms that these assets include assets that were previously subject to depreciation. The Company advises the Staff that at the point that these assets were classified as real property awaiting disposal, the sale of the asset was probable, and transfer of the asset was expected to qualify for recognition as a completed sale, within one year and as a result the cessation of depreciation is appropriate under US GAAP.

Reconciliation of Shareholders' Funds, page F-46

6.	Please tell us if your balance of shareholders' funds under UK GAAP includes amounts for the revaluation of your fixed assets prior to your adoption of FRS 15. If so, please tell us where you have included the reconciling item for that difference between UK GAAP and US GAAP in your reconciliation. If applicable and material, please revise future filings to clarify the impact of this difference in GAAP.

The Company did not revalue fixed assets prior to its adoption of FRS 15, and therefore the Company’s balance of shareholders’ funds under UK GAAP does not include any amounts in respect of the revaluation of fixed assets.

7.	Please provide us with a reconciliation of movements in equity shareholders' funds under US GAAP.

As requested by the Staff, the Company is supplementally providing a reconciliation of movements in equity shareholders' funds under US GAAP as Exhibit B hereto.

Note 41(i)—Purchase Accounting Adjustments—Goodwill, page F-46

8.	We note your roll forward of consolidated goodwill under US GAAP on page F-47 and your allocation of acquired goodwill under US GAAP to your reportable segments on page F-63. Please revise future filings to provide a roll forward of goodwill both in total and by reportable segment in accordance with paragraph 45 of SFAS 142.

The Company will comply with the Staff's request and provide in its future filings a roll forward of goodwill both in total and by reportable segment in accordance with paragraph 45 of SFAS 142.

Note 41(x)—Other Disclosures Required by US GAAP, page F-60

9.	Please tell us, and revise future filings to disclose, your revenue recognition policy under US GAAP. You should specifically address each of the four criteria specified by SAB Topic 13:A.

As requested by the Staff, the Company has provided its revenue recognition policy under US GAAP and UK GAAP as Exhibit C hereto. The Company will comply with the Staff's request and disclose its revenue recognition policy in its future filings.

Exhibits

Exhibits 12.1 and 12.2

10.	Please amend your Form 20-F, and revise future filings, to provide signed certifications that use the exact wording indicated by Instruction 12 as to exhibits of Form 20-F.

Exhibits 12.1 and 12.2 to the Annual Report have been amended as per the Staff's request. The Company will comply with the Staff's request and provide signed certifications with its future filings that use the exact wording indicated by Instruction 12 as to exhibits on Form 20-F.

The Company acknowledges that:-

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to these comments or require additional information, please contact Robert M. Chilstrom at (212) 735-2588 or Stephen D. Evans at (212) 735-3546.

Very truly yours,

/s/ Robert M. Chilstrom
Robert M. Chilstrom

Enclosures

cc:	John Cash Accounting Branch Chief Division of Corporation Finance Mail Stop 7010
Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Mark J. White Wolseley plc

Exhibit A

Pensions and other post retirement benefits.

We operate defined benefit pension schemes in the United Kingdom, and in a number of overseas locations, that are accounted for, under both UK and US GAAP, using methods that rely on actuarial assumptions to estimate costs and liabilities for inclusion in the financial statements. These actuarial assumptions include discount rates, assumed rates of return, salary increases, employee turnover rates and mortality rates.

We review our actuarial assumptions on a regular basis, annually for US GAAP and triennially for UK GAAP in accordance with SSAP 24 “Accounting for pension costs”, and make modifications to them when it is deemed appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used would affect our balance sheet and profit and loss account under both UK and US GAAP, and result in an increase in our profit and loss account charge in relation to pensions and other post retirement benefits in future years, and, as a consequence, could have an impact on the asset or liability held in our balance sheet, under both UK and US GAAP.

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. Changes to actuarial assumptions do not necessarily give rise to different operating results as the regular cost represents a reasonably stable percentage of pensionable payroll and variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes. Our UK GAAP pension expense in 20XZ was £• million (20XY: £• million, 20XX: £• million).

We estimate that a 0.5% reduction in the discount rate would increase the UK GAAP pension expense for 20XZ by approximately £• million, while a 0.5% increase would reduce the UK GAAP pension expense for 20XZ by approximately £• million. We estimate that a 0.5% decrease in the expected return on plan assets would increase the UK GAAP pension expense for 20XZ by approximately £• million while a 0.5% increase in the expected return on plan assets would reduce the UK GAAP pension expense for 20XZ by approximately £• million.

Under US GAAP, the annual pension charge comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions”. SFAS 87 requires the use of the projected unit credit actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience. Our US GAAP pension expense in 20XZ was £• million (20XY: £• million, 20XX: £• million).

We estimate that a 0.5% reduction in the discount rate would increase the US GAAP pension expense for 20XZ by approximately £• million, while a 0.5% increase would reduce the US GAAP pension expense for 20XZ by approximately £• million. We estimate that a 0.5% decrease in the expected return on plan assets would increase the US GAAP pension expense for 20XZ by approximately £• million while a 0.5% increase in the expected return on plan assets would reduce the US GAAP pension expense for 20XZ by approximately £• million.

Exhibit B

Reconciliation of equity shareholders’ funds for the three years ended 31 July 2004

£ million

Shareholders’ equity – 1 August 2001	1,841.0

New share capital subscribed	7.6
Stock compensation	7.7
Net income for the period	243.9
Dividends	(100.1)
Additional minimum pension liability (net of tax of £25.9 million)	(59.9)
Derivative financial instruments (net of tax of nil)	(5.6)
Currency translation adjustment	(83.1)

Shareholders’ equity – 31 July 2002	1,851.5

New share capital subscribed	9.4
Stock compensation	10.2
Net income for the period	310.6
Dividends	(112.9)
Additional minimum pension liability (net of tax of £7.3 million)	(16.5)
Derivative financial instruments (net of tax of nil)	5.0
Currency translation adjustment	(10.3)

Shareholders’ equity – 31 July 2003	2,047.0

New share capital subscribed	17.0
Stock compensation	16.6
Net income for the period	403.9
Dividends	(136.0)
Additional minimum pension liability (net of tax of £0.7 million)	(2.3)
Derivative financial instruments (net of tax of nil)	(0.4)
Currency translation adjustment	(145.4)

Shareholders’ equity – 31 July 2004	2,200.4

Exhibit C

Revenue recognition accounting policy

Revenue is the amount receivable for the provision of goods and services falling within the Group's ordinary activities, excluding intra-group sales, estimated and actual sales returns, trade and early settlement discounts, value added tax and similar sales taxes.

Revenue from the provision of goods is recognized when the risks and rewards of ownership of goods have been transferred to the customer. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to or are picked up by the customer.

Revenue from services, other than those that arise from construction service contracts (see below), are recognized when the service provided to the customer has been completed.

Revenue in respect of construction service contracts, where we are providing framing lumber installation services to residential property companies, is recognized using the percentage of completion method, with the percentage complete being determined by comparing the percentage of costs incurred to date with the estimated total costs of the contract. Losses on these contracts, if any, are recognized in the period when such losses become probable and can be reasonably estimated.

Revenue from the provision of goods and all services is only recognized when the amounts to be recognized are fixed or determinable and collectibility is reasonably assured.